April 8, 2014

United States Securities & Exchange Commission
Attn:  Jarret Torno
Washington D.C.  20549

Re:           E-Waste Systems, Inc.
Amendment No. 1 to Item 4.01 and 4.02 Form 8-K
Filed March 26, 2014
Response Dated March 24, 2014
File No. 000-54657

Dear Mr. Torno:

We are in receipt of your comment letter dated March 31, 2014 and would like to respond to those comments in the same format as they were presented to us in the comment letter.  The responses to your comments are based on information received from our auditors and the entire management team of E-Waste Systems, Inc.  The company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Items 4.01 and 4.02 Form 8-K Filed March 26, 2014

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.
We note your response to comment 8 in our letter dated March 12, 2014 and the disclosures in the amendment to your Form 8-K filed on March 26, 2014.  It is unclear to us why you previously filed Item 4.02 within your Form 8-K filed on March 7, 2014. Either amend your disclosures under Item 4.02 to clarify to investors that neither you nor your former accountant have concluded that any previously issued financial statements should no longer be relied upon due to an accounting error, or amend your disclosures under Item4.02 to provide all of the disclosure required by Item 4.02 of Form 8-K as these are not currently provided.  Your current disclosures are unclear as to whether your previously issued financial statements contain an accounting error that would cause investors to no longer be able to rely on those financial statements.  When you amend your Form 8-K, please also provide an updated letter from MaloneBailey LLP addressing the revised Item 4.02 disclosure so that we will understand whether MaloneBailey agrees with the revised statements that you will make under Item 4.02.

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB

United States Securities & Exchange Commission
Attn:  Jarret Torno
April 8, 2014

In response to this comment, the company’s reply is:

In response to your comment, at this point in time neither the Company nor its current accountants have concluded that any previously issued financial statements should no longer be relied upon due to accounting error.   At the time of their resignation, the former auditor, MaloneBailey, had not expressed any opinion as to any previously issued financial statements including whether they should no longer be relied upon due to accounting error.

MaloneBailey now states it was their position that restatements would have been required although without any further detail as to what periods despite requests to do so.  As such, given the issues raised by MaloneBailey only occurred in lease transactions undertaken only in 2013, the Company must assume their position could have only impacted interim financials for that period.  Notwithstanding the former accountants position including their unwillingness to cooperate with the Company,  if in consultation with the current auditor it is determined that any of the interim statements  2013 cannot be relied upon, the Company will file an 8-K covering Item 4.02 disclosures and  amended 10-Q‘s  covering any periods.

In the meantime, we are soliciting input from the former audit firm to try to reach satisfactory language for the revised 8-K. George Qin of MaloneBailey has taken the position that they will not provide a letter regarding any 8-K if they do not agree with our language and we are still trying to get a response.

We will file our Amendment No. 2 to the Form 8-K as soon as we have reached an understanding with the former auditor.

Sincerely,

/s/  Cynthia Bitting
      Cynthia Bitting
      Corporate Attorney

For E-Waste Systems, Inc.
cbitting@alliedcos.com

OTCQB:  EWSI <101 First St #493, Los Altos, CA  94022< www.ewastesystems.com < 145-157 St John St, London EC1V 4LB